Mail Stop 4561

August 24, 2006

Mr. David M. Otto
Chairman and Chief Executive Officer
Techalt, Inc.
601 Union Street, Suite 4500
Seattle, WA 98101

   Re: **Techalt, Inc.**
     Form 10-KSB for the Fiscal Year Ended
     December 31, 2005
     Filed May 19, 2006
     File No. 000-27867

Dear Mr. Solomon:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

       Sincerely,

       Craig Wilson
       Senior Assistant Chief Accountant